

The Sleeping Negro

a film by
SKINNER MYERS

Confidential

This summary information has been prepared for informational purposes only and does not constitute an offer or solicitation to sell shares or securities in the Company or any related or associated company. Any such offer or solicitation will be made only by means of the Company's confidential Offering Memorandum and in accordance with the terms of all applicable securities and other laws. None of the information or analyses presented are intended to form the basis for any investment decision, and no specific recommendations are intended. Accordingly, this information does not constitute investment advice or counsel or solicitation for investment in any security. This information does not constitute or form part of, and should not be construed as, any offer for sale or subscription of, or any invitation to offer to buy or subscribe for, any securities, nor should it or any part of it form the basis of, or be relied on in any connection with, any contract or commitment whatsoever.

The Company expressly disclaims any and all responsibility for any direct or consequential loss or damage of any kind whatsoever arising directly or indirectly from: (i) the use of this information, (ii) reliance on any information contained herein, (iii) any error, omission or inaccuracy in any such information or (iv) any action resulting therefrom.

TABLE OF CONTENTS



One Hand Clapping Pictures is seeking

US$50,000

to fully fund the feature film,
The Sleeping Negro.

Two factors give this film potential of earning a significant ROI to our investors:

1 This is a low cost production:
Talent and Crew are attached and are committed to the project at bargain rates.

2 Highly marketable talent is attached:

JULIE MCNIVEN
(Mad Men, Supernatural, DC's Doom Patrol)
as WOMAN
-
A TV actor who spent 2 seasons on Mad Men, 1 season on Stargate, and has been in a host of other television shows. She is currently starring in DC's Doom Patrol alongside Matt Bomer.

DAVID FUMERO
(Power/L.A.'s Finest)
as BOSS
-
Born in Havana, Cuba, David has made a career as an actor starring in one of the most successful soap operas of all time: One Life to Live. He also starred for 4 seasons on the well known Starz! Network Series, Power. He currently stars in Spectrum's LA's Finest.

RAE DAWN CHONG
(The Color Purple/Commando)
as BLACK WOMAN
-
A Canadian-American actress best known for her roles in the films Quest For Fire(1981), Beat Street (1984), The Color Purple and Commando (both 1985), Boulevard and Time Runner(1993), and will be seen in theatres nationwide in the upcoming horror film Reborn.

NICAN ROBINSON
(Thunder Road)
as FRIEND
-
In the past year Nican has had an award winning feature film win SXSW, and he can be seen in Netflix's 13 Reason's Why, and also The Filth.



"To be a Negro in this country and to be relatively conscious is to be in a rage almost all the time."

JAMES BALDWIN

"

This film was birthed out of my desire to make a feature narrative that would speak on my fears of living as a black man in America.

I have often played by the rules of society only to find that as a black man I've still had to deal with racial injustice based off the color of my skin. After achieving my Ivy League education all it did was leave me in heavy student loan debt. At some point in my life I came to the question, "Was America ever created for people of color?"

I sat down to write a story about a black man who recognizes the amplification of being black in today's world, and subsequently feels a strong sense of alienation and hopelessness.. He spends a day trying to figure how to proceed with his life with this new line of thought. In the end, he realizes that all he can do is to help his fellow brother because looking at the big picture is overwhelmingly hopeless.

My hope with this film is to show what a lot of black people go through and think about on a daily basis. I hope you enjoy the film and that it will spark your own journey of self reflection.

"

SKINNER MYERS

LOG LINE

A 35-year-old black man in Los Angeles recognizes the amplification of being black in today's world, and subsequently feels a strong sense of alienation and hopelessness.

This film is mixture of narrative, and documentary that will push the boundaries of avant garde/experimental filmmaking.

The main character is only known as Man. He's a 35 year old black man living in Los Angeles who wakes up on his birthday and recognizes the amplification of what it means to be black in today's world. He has a feeling that this day is just not going to go well. As he goes into work he's given a rare and precious gift by his boss who then proceeds to ask him to do an illegal act with the promise of a huge pay day if he follows through. His Boss makes it clear that if he doesn't do what's being asked of him then he might not be needed anymore. Later in the day Man is visited by an old friend he hasn't seen in 5 years, his fiancé, and his doppelganger. The conversations he has with those 3 people will further solidify his outlook on living as a black man in America.



The project budget is of

US$50,000

It is lean and allocates the majority of the assets towards
costs associated with securing top Talent.

In combination with the cost savings of our highly talented
nonunionized crew, the total budget is such to give
investors a more favorable position by lowering overall
risk exposure. The crew primarily consists of USC School of
Cinematic Arts and LMU SFTV graduates who have
independently and successfully made award-winning
content across all genres, disciplines, and in many
different languages.

This story has sparked a great deal of excitement from
top-level talent.

As such we have secured commitments at
bargain rates/wages, resulting in tremendous advantage
to both filmmakers and investors during recoupment and
profit stages.



1 The visual style of The Sleeping Negro will be reminiscent of the work from:

The Mirror and The Sacrifice
Andrei Tarkovsky

Hunger
Steve McQueen

The Wrestler
Darren Aronofsky

Birdman
Alejandro Inarritu Gonzalez

2 The Sleeping Negro is a surreal drama so we will have a lot of surreal VFX in the film representing the mental state of our lead character. We will employ a Steadicam operator and will use a dolly to achieve long, slow, methodical camera moves that will put the viewer in a meditative state.

3 The color palette will consist of different shades of of earthy tones: red, blue, brown, and grey. The lighting will be all natural, only using either available light or practical light sources.

4 As Man's life goes further down the wrong path we will use wider and wider lenses to put the audience at a distance from Man. The script is written like a piece of theatre and so we will cover the scenes as if you were watching a play close up. That's not to say that everything will be static, but that the approach to the visual style will be a new approach that hasn't been tried much in film. The music for the film will be a mix of avant-garde jazz and classical to accentuate the philosophical nature of the conversations in the film.














VISUAL INFLUENCE









VISUAL INFLUENCE






COMPARABLE FILMS AND BOX OFFICE PERFORMANCE

The below data can be accessed by visiting boxofficemojo.com and/or the-numbers.com

ROI below does not represent the figures returned to investors rather they are used to depict the total gross theatrical revenues in relation to overall investment.

YEAR	FILM	EST. BUDGET	WORLDWIDE	THEATRICAL ROI
2004	Primes	$7,000.00	$841,926.00	12,027.51%
2005	The Puffy Chair	$15,000.00	$195,254.00	1,301.69%
2006	The Bridge	$25,000.00	$170,780.00	683.12%
2004	In Search of a Midnight Kiss	$25,000.00	$1,329,014.00	5,316.05%
2007	Paranormal Activity	$15,000.00	$194,183,034.00	1,294,553.56%
2007	The Signal	$50,000.00	$1,040,386.00	2,080.77%
2008	Medicine for Melancholy	$13,000.00	$111,551.00	858.08%
2010	I Will Follow	$50,000.00	$135,809.00	271.61%
2011	Bellflower	$17,000.00	$168,226.00	989,56%
2013	Upstream Color	$50,000.00	$584,881.00	1169.76%
2014	Coherence	$50,000.00	$102,617.00	205.23%

Please note

ASSUMPTION

The following is a purely hypothetical analysis used solely to fully explain the return on investment approach and should in no way be considered as a guarantee of total return on investment.

Projected Budget

US$50,000

Total Earning

US$150,000

Return timeline

24 months

Note: Returns are calculated in the aggregate of timeline.

The total return on investment is calculated by taking the following three steps:

1 Recoup total investment

Total Earned After Recoup
US$100,000.00

2 20% Premium Payout MINUS Investor 1

Investors additionally receive the first payout equal to 20% of their initial investment

Initial Payout (20%) US$20,000.00

Total Earned After 20% Premium Payout
US$80,000.00

3 Split Breakdown (50/50)

The remaining profit is split 50/50 between investors and filmmakers.

Total Belonging to Investors
US$40,000.00

Total Belonging to Filmmakers
US$40,000.00

INVESTOR SUMMARY

Total Investment made	US$50,000.00
Total Investment Recoup	US$50,000.00
Premium 20% payment	US$20,000.00
Participations @ 50%	US$40,000.00
Budget Contribution	US$60,000.00
TOTAL ROI	US$60,000.00
ROI PERCENTAGE	120.00%



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Funding

Pre Production

Production
spread out over 10 days/5 weekends

Post Production

PRODUCTION PLAN

The following steps will be taken upon funding the film:

1 **Packaging**
Key talent and crew have already committed their services to The Sleeping Negro, independent of funding.

2 **Pre-Production**
This stage will take place during the 6 weeks immediately prior to filming. We will set up a production office, finalize crew, lock locations, secure equipment, further develop and finalize script and schedule, fully cast remaining roles.

3 **Production**
Principal photography will take place over a period of 10 days/5 weekends.

4 **Post-Production**
Once principal photography wraps, the postproduction phase will take a full 4 months to complete. During which the editor, director, and producers will select "circled takes," and monitor every scene to ensure the best possible final cut. This stage will also be used to finalize the score of the film, secure any rights to music we elect to license, and complete all post-sound design and mixing.

1 Traditional Distributors

The primary focus will be the pursuit of major distributors that have experience and interest in films similar to The Sleeping Negro that explore the surreal drama.
Such distributors include the more traditionally based studios such as:

The Orchard

Gravitas Ventures

Amazon Studios

Netflix

2 Festivals

In addition to the above, we have a film festival strategy to secure premieres for The Sleeping Negro and will seize the opportunity to further discuss acquisition and distribution.

TARGETED FESTIVAL	SUBMISSION MONTH	PREMIERE MONTH
Tribeca	January	April
Cannes	March	May
Toronto (TIFF)	April	September
Sundance	September	January
Berlin	October	February
SXSW	November	March

3 Foreign Sales

The Sleeping Negro has attached some of household names that have an international fan base. The film's star power makes for a solid expectation of high demand in markets abroad.

4 Streaming-Based Distributors

Additional viable options include digital acquisition by major streaming-based studios such as Amazon Studios, Netflix, Hulu and iTunes, many of which a seek projects like The Sleeping Negro that are both bankable and have the potential to receive much critical acclaim.

5 American film Market

Established as the largest film market to filmmakers and distributors alike, occurring once a year in November, we may exercise this acquisitions route as a viable option.

6 Social Media Presence

Social media has become a crucial component in film promotion and marketing in recent years. We are excited about the combined reach of nearly 250,000 followers across platforms like Facebook, Twitter, and Instagram.

A well designed social media campaign will run concurrently from preproduction through release to mobilize our talent fan base by taking them through the filmmaking process with our cast and crew resulting in greater publicity, discovering and box office.

Woman

Friend

Man/Doppelganger

Black Woman

Boss

Skinner Myers

Writer/Director/Producer

Skinner Myers is an award-winning filmmaker who currently resides in Los Angeles, California.

Skinner made his feature film debut as the writer and director of the documentary, Drinking From The Well, which screened in film festivals domestically and internationally. Skinner wrote and directed four short films: Chimera, The Last Supper, Obscured, and Nigger, while studying film at USC School of Cinematic Arts.

His sixth film, La Tierra Del Exodo, played in over 90 festivals worldwide and garnered a ton of awards and Best Screenplay, and Best Short Film. His film, Frank Embree, took home the Grand Jury Award at Hollyshorts Film Festival and was in the Oscar competition for Best Short Live Action. His film, Nightmares by the Sea, premiered at the Art Film Festival in Cannes and his just finished post on his most recent film Things of Beauty Burn.



Alex Noel McCarthy set off for college at the University of Kansas where she studied journalism and business, catering to her interest in theatre during electives and spare time. Shortly after graduation, she was approached by a casting director to work as an actress on the set of the Breck Eisner directed blockbuster movie, The Last Witch Hunter, starring Vin Diesel. Her participation in the film sparked her official move to Los Angeles, where she resides as an actress and producer. Alex can be seen in television commercials, indie films and shorts including Match Maker, a comedy directed by John Hayden. Alex produced and acted in her first feature film, A Pity, a cinematic experience written and directed by Kevin and Alec Barth.

When not working on a new scene, filming or traveling, Alex lends her time to non-profit organizations and constantly surrounds herself with art and culture.

Alex Noel McCarthy

Producer



Dan Funes

Producer

Beginning as a published writer, Dan moved into sports as both a professional athlete and a journalist after graduating with honors from Florida State University—earning degrees in Human Resources Management and Creative Writing with a Film Minor. After retiring from mixed martial arts and years as Managing Editor at a Canadian-based publication company, Dan worked within the tech industry to build startups around innovative ideas. Now, refocused on storytelling, Dan brings a unique business background and experience to his role as a producer and production manager.

In addition to independent projects, Dan supports an array of up-and-coming filmmakers and artists. He has produced multiple Alfred P. Sloan grant recipient films and thesis films within USC, Loyola Marymount University, and Columbia University. Several of the films he has worked on have been selected to notable Academy-accredited festivals such as Tribeca, LA Shorts, and HollyShorts. Among other awards, his films were selected for the Diversity Showcase at the Cannes International Film Festival in 2015 and earned him a Student Academy Award nomination in 2018.

Outside of film, Dan aspires to build cultural and international bridges, producing and consulting on live performance and media projects alongside representatives of China's Ministry of Culture as well as contributing to local community efforts in his home in Santa Monica, California. As an extension to his formal education, Dan continues to study law and comparative mythology.



John Campbell

Producer

Born in Paddington, London England, John's career first started in the music industry. With significant opportunities to work with some of music's most prolific artists in the industry, including Whitney Houston, Elton John, George Michael, Boy George, Jon Secada, Zucchero, Nu Colors, Brand New Heavies, and Eurythmics, and contracts signed with Warner Bros. and A&M records. He went on, and moved his career into the financial industry, with 17 years of experience, and working in many global divisions including, Citi Private Bank, and then landing an opportunity as Chief of Staff for Citigroup's Global Digital Strategy.

Utilizing management and creative skills and interest, John left the financial industry and went on to become Founder of JCINTIME, LLC, a creative management & production company where John manages movie & television directors, and writers, as well as producing award winning films including the recent, 'A Boy, A Girl, A Dream' as well as 6 time Film Festival Award winning feature 'Destined', also John is writer and executive producer for the award winning documentary 'The Infamous Future' highlighting the prolific and inspiring Eagle Academy Black and Brown boys and the amazing educators as well as Eagle Academy Foundation President & CEO – Mr. David C. Banks. John recently Produced the 2018 March on Washington Film Festival.

Associations: sustaining Board member of Youth Inc. – Host Committee member for The Robin Hood Foundation – former voting member and three time award winner of the Grammys Academy – Former Chair of Alvin Ailey American Dance Theatre Ambassadors Committee – Three time Gold Award recipient of President Barack Obama volunteers Award.



Marin Hope

Casting Director

Marin Hope is a Los Angeles-based casting director, born and raised amongst a plethora of dogs, cats and horses in Malibu, CA. In 2006, she moved to New York City to attend the American Academy of Dramatic Arts. Upon graduating, she landed a position at ABC Primetime Casting under casting executive, Marci Philips. She would go on to work for casting directors, Judy Henderson, Suzanne Smith-Crowley, Jessica Kelly, Billy Hopkins and Ann Goulder on projects such as Showtime's *Homeland, The Perks of Being a Wallflower*, ABC'S *Pan Am*, *The Wolverine, Labor Day*, ABC's *Zero Hour, Noah, The Maze Runner,* NBC'S *The Blacklist,* and HBO's *Bessie* before returning to Los Angeles in 2014.

In 2015, Marin joined Define American as their Entertainment Media Manager. Define American is a nonprofit media and culture organization founded by Pulitzer Prize-winning journalist, Jose Antonio Vargas, who's mission is to use the power of storytelling to transcend politics and shift the conversation around immigrants, identity, and citizenship in a changing America. Marin now works alongside Heidi Levitt, casting film, television, commercial, theatre and New Media projects. Some casting credits include *American Made,* starring Tom

Cruise and Domhnall Gleeson, *Complete Unknown,* starring Michael Shannon and Rachel Weisz, *The Last Word*, starring Shirley MacLaine and Amanda Seyfried, *Kings,* starring Halle Berry and Daniel Craig, *Bad Samaritan* starring David Tennant and Robert Sheehan, *Who Will Write Our History,* starring Joan Allen and Adrien Brody, and most recently *Molly*, starring Javier Bardem, Elle Fanning, Chris Rock, Laura Linney and Salma Hayek, which is currently in post-production.

Marin is a member of the Casting Society of America (CSA) and was nominated for a 2018 Artios Award for casting.



Matthew Halla

Cinematographer

Mattew Halla is from California's Central Coast. Before graduating from USC's School of Cinematic Arts, he worked as a television photojournalist in San Francisco, covering everything from the Oscar Grant Oakland BART riots to presidential dinners at the Getty mansion. While in television news he received five Emmy nominations taking home one for the win.

Matthew is an observer, looking deeply at the communities and cultures around him for inspiration in crafting fiction and documentary storytelling characters and worlds.
He enjoys travel, hanging out with family and friends, and riding bikes.

This is will be the third film that Matthew has photographed for Skinner Myers.



Sharon A. Mooney

Editor

Sharon A. Mooney grew up in Richmond, Virginia.
She earned her M.F.A. from The School of Visual Arts in Photo,
Video and Related Media and her B.A from Xavier University in
Electronic Media.

As a filmmaker, she works in experimental, narrative and
documentary portraiture all focused on investigating desire and
the human condition.

Her short videos and installations have screened internationally
in festivals and galleries. She is currently in post-production on a
new short film Oh, Poor Amy and Memory Distrust a new media
sound/video work. After working in various aspects of film and
television, she settled into post-production. Sharon is currently
an Associate Professor at the School of Film and Television at
Loyola Marymount University in Los Angeles, CA.

Jennifer Chan is an LA based production designer. Her involvement in production design began when she started her schooling at Loyola Marymount University in Los Angeles, California in 2015.

Now, as a recent graduate, with a degree in Film and Television Production, as well as a minor in Studio Arts, she is pursuing a career in production design and set decorating. Jennifer hopes to improve her work by gaining valuable and diverse experience on sets as a production designer, set decorator, set dresser, or art department assistant. While the majority of her work has been on short film projects, in the coming years she is looking to expand her resume to include commercials, TV shows, music videos, and feature films.

Jennifer Chan

Production Designer



Tina Trinh

Costume Designer

Tina Trinh was born and raised in Los Angeles, California. She graduated from California State University Northridge with a degree in Liberal Arts. Shortly upon graduation Tina began to pursue a wardrobe styling career. Her work has taken her from Los Angeles, to New York City and all over the world. In the fashion world, some of her work can be seen in the magazines of Maetafore, Jute, and DISfunkshion. Four years ago she made the switch to working in film and television as a costume designer and has not looked back since. This will be the second film that Tina has costume designed for Skinner Myers



David Fumero a Havana, Cuba native was raised in Miami. David starred as street-smart Cristian Vega on the daytime television show One Life to Live during its 14 year run. He spent 4 seasons as United States District Attorney in the Starz! Network series, Power, and is currently on Spectrum's LA's Finest starring alongside Jessica Alba, and Gabrielle Union.

D a v i d   F u m e r o



Julie McNiven is an American actress best known for her recurring television roles in Mad Men, Supernatural, and Stargate: Universe. She has work extensively in the film most notably in the comedy Movie 43, and horror/thriller The Possession of Michael King. She currently stars DC's Doom Patrol alongside Matt Bomer.

Julie McNiven

Nican Robinson starred in the feature film, Thunder Road, which won the top prize at the 2018 SXSW Jury Awards for Best Narrative Feature in March and would move onto France for its international premiere in the ACID section at the Cannes Film Festival, following up with the Grand Prize at the 2018 Deauville Film Festival. Thunder Road was nominated for the John Cassavetes Award at the 2019 Independent Spirit Awards. Nican just wrapped the short film, Toxic opposite Keisha Castle-Hughes for director Mike Manning. He will soon be seen in the upcoming AFI short film, How Does It Start from award winning writer/director Amber Sealey, which premiered at the 2019 Sundance Film Festival, and critically acclaimed writer/director Jamie Anderson's second film, I'm F%$#ing Fine opposite Bree Turner. He recently guest starred on the hit Netflix drama series, 13 Reasons Why.



Nican Robinson

Rae Dawn Chong was born February 28, 1961 in Edmonton, Canada.

After a few film and television spots, Rae Dawn earned a Genie for her performance in Jean-Jacques Annaud's prehistoric-drama Quest for Fire. She played the young, Ivaka prisoner, Ika. Other notables roles include Harpo's girlfriend "Squeek", aka, Mary Agnes in Steven Spielberg's five-time Academy Award-nominated film, The Color Purple, and James Remar's beautiful and mysterious wife, Carola in Tales from the Darkside: The Movie.

She can be seen in the upcoming horror film Reborn which will be release theatrically nationwide this summer.



Rae Dawn Chong

Acct#	Category Description	Page	Total
1100	Story, Rights, Continuity		0
1200	Producers Unit		0
1300	Director		2,000
1400	Cast		4,500
1900	Fringe Benefits		0
1999	Total Fringers		0
	Total Above-The-Line		6,500
2000	Production Staff		0
2100	Extra Talent		75
2200	Set Design		2,000
2300	Set Construction		0
2400	Set Striking		0
2500	Set Operations		2,00
2600	Special Effects		100
2700	Set Dressing		0
2800	Property		0
2900	Wardrobe		750
3000	Picture Vehicles & Animals		1,500
3100	Make-up & Hairdressing		525
3200	Lighting		100
3300	Camera		4,500
3400	Production Sound		1,925
3500	Transportation		0
3600	Location		0
3700	Production Film & Lab		6,225
3800	Video Tape: Production		0
4000	Second Unit		0
4100	Tests		0
4200	Stage Rental		0
4399	Total Fringers		0
	Total Below-The-Line Production		19,700

Acct#	Category Description	Page	Total
4400	Visual Effects		1,500
4500	Editing		0
4600	Music		2,500
4700	Post Production Sound		10,000
4800	Post Prod Film & Lab		7,500
4900	Main & End Titles		0
5300	Stop Motion Photography		0
5400	Puppet Manufacturing		0
5600	Special Photo Effects (Photo& Minis)		0
5299	Total Fringers		0
	Total Below-The-Line Post		21,500
6500	Publicity		1,500
6700	Insurance		0
6800	General Expense		750
7499	Total Fringers		0
	Total Below-The-Line Other		2,250
	Total Above-The-Line		6,500
	Total Below-The-Line		43,450
	Total Above and Below-The-Line		49,950
	GRAND TOTAL		49,950